

September 13, 2012

Via E-mail
Ms. Bin Hu Laurence
Chief Financial Officer
E-House (China) Holdings Limited
17/F, East Tower, No. 333 North Chengdu Road
Shanghai, People's Republic of China 200041

> **Re: E-House (China) Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 1-33616**

Dear Ms. Bin Hu Laurence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Goodwill Valuation, page 61

1. We note that you have taken a $418 million goodwill charge during 2011 related to the online business and that you have taken note of certain factors such as signs of further slowdown in China's real estate market along with a restrictive governmental policy environment and tightening credit markets. Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the

probability of a future material impairment charge. Please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief